Exhibit 12

Statement Regarding Computation of Ratio of Earnings for Fixed Charges

REGAL-BELOIT Corporation
Ratio of Earnings to Fixed Charges
($000)

						6-Months Ended
	Year Ended December 31,					June 30	June 29
	1999	2000	2001	2002	2003	2003	2004
Pre-tax Income	$63,254	$56,550	$34,042	$37,977	$40,843	$20,078	$22,582

Add: Fixed Charges -
Interest Expense	$9,406	$15,332	$22,239	$9,399	$6,462	$3,253	$2,804
Amortized Debt Expenses	$230	$475	$1,104	$1,040	$1,058	$515	$457
Portion of Rent Expense Repre-
sentative of Interest (30%)	$1,257	$1,480	$2,194	$2,078	$2,129	$1,060	$1,090

Total Fixed Charges	$10,893	$17,287	$25,537	$12,517	$9,649	$4,828	$4,351

Earnings Available for Fixed Charges	$74,147	$73,837	$59,579	$50,494	$50,492	$24,906	$26,933
Fixed Charges	$10,893	$17,287	$25,537	$12,517	$9,649	$4,828	$4,351

Ratio of Earnings to Fixed Charges	6.81	4.27	2.33	4.03	5.23	5.16	6.19